UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________________
SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*
__________________________________________
ProKidney Corp.
(Name of Issuer)
Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)
G7S53R104
(CUSIP Number)
Tolerantia, LLC
110 East 59th Street
Suite 2800
New York, New York 10022
(212) 883-0200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
June 13, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G7S53R104

1		NAMES OF REPORTING PERSONS Tolerantia, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 111,257,870(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 111,257,870(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,257,870(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
Represents 22,617,909 Class A ordinary shares, $0.0001 par value (the “Class A ordinary shares”), and 88,639,961 Class B ordinary shares, $0.0001 par value (the “Class B ordinary shares”), of ProKidney Corp. (“ProKidney”), held by or for the benefit of Tolerantia, LLC, a Delaware limited liability company (“Tolerantia”), which is an affiliate controlled and majority-owned by Mr. Pablo Legorreta (together with Tolerantia, the “Reporting Persons”). Mr. Legorreta controls the voting and disposition of the shares held by or for the benefit of Tolerantia. Mr. Legorreta disclaims beneficial ownership of the shares held by Tolerantia except to the extent of his indirect pecuniary interest therein. The business address of Tolerantia is 110 East 59th Street, Suite 2800, New York, New York, 10022. The Reporting Persons have the right to exchange their common units of ProKidney LP (the “Common Units”) and an equal number of Class B ordinary shares on a one-for-one basis for Class A ordinary shares.

(2)
ProKidney reported that it has 287,261,909 shares of Class A ordinary shares and Class B ordinary shares outstanding on a combined basis as of June 13, 2024 in ProKidney’s final prospectus on Form 424 filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2024 plus the number of shares issued due to the partial exercise of the overallotment option. If the beneficial ownership percentage were computed based solely on the outstanding Class A ordinary shares and the Class A ordinary shares issuable upon the conversion of Class B ordinary shares and the exchange of the Common Units, which are deemed to be beneficially owned by Tolerantia, Tolerantia would beneficially own 53.4%.

CUSIP No. G7S53R104

1		NAMES OF REPORTING PERSONS Pablo Legorreta
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 111,257,870(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 111,257,870(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,257,870(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)
Represents 22,617,909 Class A ordinary shares and 88,639,961 Class B ordinary shares held by or for the benefit of Tolerantia, which is an affiliate controlled and majority-owned by Mr. Pablo Legorreta. Mr. Legorreta controls the voting and disposition of the shares held by or for the benefit of Tolerantia. Mr. Legorreta disclaims beneficial ownership of the shares held by Tolerantia except to the extent of his indirect pecuniary interest therein. The business address of Tolerantia is 110 East 59th Street, Suite 2800, New York, New York, 10022. The Reporting Persons have the right to exchange their Common Units and an equal number of Class B ordinary shares on a one-for-one basis for Class A ordinary shares.

(2)
ProKidney reported that it has 287,261,909 shares of Class A ordinary shares and Class B ordinary shares outstanding on a combined basis as of June 13, 2024 in ProKidney’s final prospectus on Form 424 filed with the SEC on June 13, 2024 plus the number of shares issued due to the partial exercise of the overallotment option. If Mr. Legorreta’s beneficial ownership percentage were computed based solely on the outstanding Class A ordinary shares and the Class A ordinary shares issuable upon the conversion of Class B ordinary shares and the exchange of the Common Units held by Tolerantia, which are deemed to be beneficially owned by Mr. Legorreta, Mr. Legorreta would beneficially own 53.4%.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on July 22, 2022, as amended and supplemented on November 2, 2023 and February 6, 2024 (collectively, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

An affiliate of Mr. Legorreta borrowed $50,000,000 from an investment-related credit facility with Morgan Stanley Private Bank, National Association to fund a portion of the acquisition made by the Reporting Persons described below.  The loan was not secured by the securities described herein. The remaining portion of the acquisition cost was paid with personal funds.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.
Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On June 11, 2024, the Issuer entered into an underwriting agreement with Jefferies LLC, J.P. Morgan Securities LLC, and Guggenheim Securities, LLC as the representatives of the underwriters named therein relating to an underwritten public offering (the “Offering”) of Class A ordinary shares at a public offering price of $2.42 per share.  The Offering closed on June 13, 2024, and the Reporting Persons purchased 22,617,909 Class A ordinary shares in the Offering at a price of $2.42 per share.
Item 5. Interest in Securities of the Issuer.
(a) – (b)
Tolerantia:

•	Amount beneficially owned: 111,257,870
•
Percent of Class: 38.7% based on the number of Class A ordinary shares and Class B ordinary shares outstanding on a combined basis and 53.4% based solely on the outstanding Class A ordinary shares and the Class A ordinary shares issuable upon the conversion of Class B ordinary shares and the exchange of the Common Units beneficially owned by or for the benefit of Tolerantia as set forth below

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0
•	Shared power to vote: 111,257,870
•	Sole power to dispose or direct the disposition of: 0
•	Shared power to dispose or direct the disposition of: 111,257,870

Pablo Legorreta:

•	Amount beneficially owned: 111,257,870
•
Percent of Class: 38.7% based on the number of Class A ordinary shares and Class B ordinary shares outstanding on a combined basis and 53.4% based on the outstanding Class A ordinary shares and the Class A ordinary shares issuable upon the conversion of Class B ordinary shares and the exchange of the Common Units held by or for the benefit of Tolerantia, which are deemed to be beneficially owned by Mr. Legorreta as set forth below

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0
•	Shared power to vote: 111,257,870
•	Sole power to dispose or direct the disposition of: 0
•	Shared power to dispose or direct the disposition of: 111,257,870
Mr. Legorreta controls the voting and disposition of the shares held by Tolerantia. Mr. Legorreta disclaims beneficial ownership of the shares held by Tolerantia except to the extent of his indirect pecuniary interest therein.
The aggregate percentage of Class A ordinary shares reported as beneficially owned by each Reporting Person is determined in accordance with SEC rules and is based upon a total of 287,261,909 shares, comprising 119,538,356 Class A ordinary shares and 167,723,553 Class B ordinary shares outstanding as of June 13, 2024, which is the total number of shares outstanding as reported in ProKidney’s final prospectus on Form 424 filed with the SEC on June 13, 2024 plus the number of shares issued due to the partial exercise of the overallotment option. The Reporting Persons have the right to exchange their Common Units and an equal number of Class B ordinary shares on a one-for-one basis for Class A ordinary shares. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include Class A ordinary shares issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule 13D.
(c) Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in Issuer Class A ordinary shares in the past 60 days.
(d) To the best knowledge of each Reporting Person, no one other than the Reporting Persons identified herein has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares reported herein as beneficially owned by any Reporting Person.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

In connection with ProKidney’s launch of the underwritten offering described in Item 4, Pablo Legorreta entered into a lock-up agreement with the underwriters to prohibit the sale of Class A ordinary shares or Class B ordinary shares for 90 days after the date of the final prospectus.
Item 7. Material to be Filed as Exhibits.

99.1
Form of Lock-Up Agreement, which is incorporated by reference to Exhibit A to the Underwriting Agreement, filed as Exhibit 1.1 to ProKidney’s Current Report on Form 8-K filed with the SEC on June 13, 2024.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 14, 2024

TOLERANTIA, LLC

By:	/s/ Jaime Gomez-Sotomayor
Name: Jaime Gomez-Sotomayor Title: Authorized Signatory

PABLO LEGORRETA

By:	/s/ Pablo Legorreta